UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 14th May, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 7th May, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about sub-division of equity shares of the Bank.

Exhibit I

May 7, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub: Sub-Division of Equity Shares

Dear Sir,

We wish to inform you that the Board of Directors of the Bank would inter-alia consider a proposal for sub-division of Bank’s equity shares from 1 (one) equity share of face value of Rs. 2/- each to 2 (two) equity shares of face value of Rs. 1/- each, at their meeting to be held on May 22, 2019.

The Bank shall appropriately inform the Exchanges about the outcome after the conclusion of the Board meeting on May 22, 2019.

Accordingly, and pursuant to the provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015 and the Bank’s Share Dealing Code, the trading window for dealing in securities of the Bank will be closed for designated persons from May 7, 2019 till May 24, 2019 (both days inclusive).

This is for your information and appropriate dissemination.

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President- Legal & Company Secretary